Deep Medicine Acquisition Corp.

595 Madison Avenue, 12th Floor

New York, NY 10017

VIA EDGAR

November 17, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Jenny O’Shanick
Geoffrey Kruczek
Melissa Gilmore

Re:	Deep Medicine Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed on November 6, 2023
File No. 333-273548

Ladies and Gentlemen:

Deep Medicine Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 14, 2023, regarding Amendment No. 3 to Registration Statement on Form S-4 submitted to the Commission on November 6, 2023. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Concurrently with this response, the Company has submitted a Registration Statement on Form S-4 pursuant to the Staff’s comments (the “Registration Statement”).

Amendment No. 3 to Registration Statement on Form S-4

Proposal No. 2: The Business Combination Proposal

Background of the Business Combination, page 123

1.

We note your revised disclosures that Greentree Financial Group, Inc., a member of your Sponsor, holds equity and debt in TruGolf and is one of the PIPE investors. We also note your disclosures that one of the material factors that Deep Medicine’s board considered in entering into this transaction is “the financial and other terms of the Merger Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between Deep Medicine and TruGolf.” Refer to the third and last bullets on pages 21 and 127, respectively. However, we note that you removed disclosure from the second paragraph on page 123 relating to how the Deep Medicine board did not consider these potential conflicts of interest, if any, to be material. Please revise to discuss the board’s evaluation of such potential conflicts of interest.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 123 of the Registration Statement, accordingly.

Certain Unaudited Projected Financial Information, page 131

2.	We note your disclosure that your E6 APEX planned product “will be available for free in a beta phase for much of the fourth quarter of the calendar year 2023.” Please update this disclosure given that this prospectus is dated four weeks into the fourth quarter of the calendar year 2023.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 131 of the Registration Statement, accordingly.

Exhibit Index, page II-5

3.	We note your response to prior comment 5 and that you provided updated Exhibits 10.17 and 10.18. However, the updated exhibits have not been filed. Please refile these agreements and ensure that their dates are consistent with your disclosure. Further, please address the part of that comment requesting that you refile final signed agreements for Exhibits 4.5, 4.7 and 10.16-10.24. We note that only Exhibits 10.18, 10.19 and 10.23 are signed.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company has included exhibits 4.5, 4.7, 10.16-10.24 all in final executed form.

We thank the Staff for its review of the foregoing and the Registration Statement on Form S-4. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Humphrey P. Polanen
Humphrey P. Polanen, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP